SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              ----------------

                              Schedule 14D9-C
                               (Rule 14d-101)
                   Solicitation/Recommendation Statement
       Under Section 14(d)(4) of the Securities Exchange Act of 1934

                              ----------------

                          Westfield America, Inc.
                         (Name of Subject Company)

                          Westfield America, Inc.
                    (Name of Person(s) Filing Statement)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                959910 10 0
                   (CUSIP Number of Class of Securities)

                              Mark A. Stefanek
                          Chief Financial Officer
                          11601 Wilshire Boulevard
                                 12th Floor
                       Los Angeles, California 90025
                         Telephone: (310) 478-4456
    (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                              With a copy to:

                         Herbert Henryson, Esquire
                  Wolf, Block, Schorr and Solis-Cohen LLP
                              250 Park Avenue
                          New York, New York 10177
                          Telephone: 212-883-4992
                          Facsimile: 212-986-0604


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.




                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   WESTFIELD AMERICA, INC.


                                   By: /s/ Mark A Stefanek
                                      --------------------------------
                                      Name:  Mark A. Stefanek
                                      Title: Chief Financial Officer


Dated: February 15, 2001






                                                    [WESTFIELD LOGO]


FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
DAVID LILLY, KEKST AND COMPANY
212/521-4800


              WESTFIELD AMERICA, INC (NYSE: WEA) COMMON STOCK
                 TO BE PURCHASED BY WESTFIELD AMERICA TRUST

Los Angeles, CA, February 15, 2001 -- Westfield America, Inc. (NYSE: WEA) announced today that a definitive agreement has been signed with Westfield America Trust (ASX: WFA) for WFA to purchase all of the outstanding common shares of WEA not already owned by WFA or its affiliate, Westfield Holdings Limited, for $16.25 cash per share (approximately 22.5 percent or 16.48 million of the outstanding common shares as of December 31, 2000.) The transaction, including the assumption of WEA's debt, is valued at approximately $720 million. The agreement provides that WEA will continue to pay dividends on a pro rata basis, until the conclusion of the tender offer.

The tender offer will be made only by an offer to purchase and other offering documents, copies of which will be filed with the Securities and Exchange Commission and mailed to Westfield America, Inc. shareholders. Any shares of WEA common stock, other than those owned by Westfield Holdings Limited, not purchased in the tender offer will be acquired by Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, in a subsequent merger transaction at the same $16.25 per share cash price.

The offer represents a 12.5 percent premium over the closing price of WEA on the New York Stock Exchange on February 14, 2001 and an 18.3 percent premium over the average closing price for the preceding three months. WEA completed its initial public offering in 1997. Through February 14, 2001, WEA has produced an annual total return including dividends and price appreciation of approximately 8.5%, which exceeds the mall REIT average of 4 percent over the same period. Taking this offer into account, WEA holders that bought at the IPO will have earned an annual total return of approximately 10.7 percent.

"We believe this transaction is beneficial to WFA and WEA shareholders," said Frank Lowy, Chairman of both companies. "It provides a premium valuation not currently available in the U.S. equity market. The Australian market has consistently presented a more attractive valuation and greater liquidity. This transaction focuses the public float in one security in Australia, which will enable the company to overcome the lack of liquidity in the U.S. and raise capital for growth more efficiently. The transaction will also simplify the corporate structure involving WEA and WFA."

"We continue to see opportunities to both redevelop our regional malls and pursue accretive acquisition opportunities," said Peter Lowy, WEA's CEO. "We will continue to build our U.S. presence, where Westfield Shoppingtowns are recognized as strongly managed properties clustered in core markets in a strategy that capitalizes on scale and synergy to build traffic for tenants and produce strong operating results."

The agreement was signed and unanimously approved by the independent members of the WEA Board after its special committee of independent directors negotiated with WFA and received a fairness opinion from its financial advisor, Lehman Brothers, Inc., that the offer is fair to the public WEA holders from a financial point of view. Legal advice was provided to the special committee by the law firm of Wolf, Block, Schorr and Solis-Cohen LLP.

WFA will finance the transaction through underwritten equity placements in Australia.



WESTFIELD AMERICA TRUST (ASX: WFA) is the fifth largest property trust listed on the Australian Stock Exchange and is managed by Westfield America Management Limited. Its market capitalization was $1.9 billion as at 31 December 2000. Its sole investment is a 56.9% economic interest in Westfield America, Inc.

WESTFIELD AMERICA, INC. (NYSE: WEA), a real estate investment trust (REIT), is one of the United States' leading owners of regional shopping centers, the fourth largest listed shopping center REIT in the U.S., and the largest shopping center company in California. The Company owns interests in 39 major shopping centers, branded as Westfield Shoppingtowns. Westfield Shoppingtowns are home to more than 5,000 specialty stores, serve 10% of the U.S. population and comprise approximately 37.8 million square feet of leasable space in California, Colorado, Connecticut, Maryland, Missouri, New Jersey, New York, North Carolina and Washington. For more information, visit the website at http://www.westfieldamerica.com.


Certain matters within this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and as such may involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements to differ materially from estimates or expectations expressed or implied by such forward-looking statements. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. These risks are detailed from time to time in the Company's filings with the Securities and Exchange Commission.


This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Westfield America, Inc. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available, because they will contain important information. The tender offer statement will be filed by Westfield America Management Limited with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Westfield America, Inc. with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Westfield America Management Limited and Westfield America, Inc. at the SEC's web site at http://www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Westfield America Management Limited Investor Relations, Level 24 Westfield Towers, 100 William Street, Sydney NSW 2011 Australia, or call 612-9358-7459 in Australia. The solicitation/recommendation statement and such other documents may be obtained for free by directing such requests to Westfield America, Inc. Investor Relations, 11601 Wilshire Boulevard, 12th Floor, Los Angeles, California 90025, or call (800) 932-7855.

This release is not an offer of securities for sale in the United States, and securities may not be offered or sold in the United States absent registration or exemption from registration, and any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer that will contain detailed information about the company and management, as well as financial statements.


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